4 November 2005

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street
Room 3099 (3-7)
Washington, D.C.20549
U.S.A.

Attn: Special Counsel
Office of Securities Exchange Act of 1934 (Ref No. 82-4359)

Provision of Information under Rule 12g3-2(b)
<u>of the Securities Exchange Act of 1934 (Ref No. 82-4359)</u>

Dear Sirs,

Further to the request of Want Want Holdings Ltd (the "Company"), a company organized under the laws of the Republic of Singapore ("Singapore"), to the Securities and Exchange Commission to establish the exemption from Section 12(g) of the Securities Exchange Act of 1934, as amended, afforded by Rule 12g3-2(b) thereunder, attached please find the following information that the Company (a) makes or is required to make public pursuant to the laws of Singapore; (b) files or is required to file with the stock exchanges on which its securities will be traded and which are made public by such exchanges; and (c) distributes or is required to distribute to the holders of its securities. The following is the attached documents:-

1) Change of Name and Acquisition of Shares in Subsidiaries
2) Date of Release of 3rd Quarter 2005 Results

If you have any questions or if you require further information in connection with this application, please do not hesitate to contact the undersigned at (65) 6225 1588.

Yours faithfully
WANT WANT HOLDINGS LTD

Emily Ang
Finance & Administrative Manager

Encl.

Want Want Holdings Ltd
400 Orchard Road #17-05 Orchard Towers Singapore 238875
Tel : 65-62251588
Fax: 65-62211588 Co. Reg. No. 199507660Z

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Miscellaneous

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Name of Announcer *	WANT WANT HOLDINGS LTD
Company Registration No.	199507660Z
Announcement submitted on behalf of	WANT WANT HOLDINGS LTD
Announcement is submitted with respect to *	WANT WANT HOLDINGS LTD
Announcement is submitted by *	ADAMS LIN FENG I
Designation *	GROUP VICE PRESIDENT AND DIRECTOR
Date & Time of Broadcast	13-Oct-2005 17:16:52
Announcement No.	00033

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The details of the announcement start here ...

Announcement Title *	CHANGE OF NAME AND ACQUISITION OF SHARES IN SUBSIDIARIES
Description	SEE ATTACHED.
Attachments:	WWH_File.pdf Total size = **13K** (2048K size limit recommended)

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WANT WANT HOLDINGS LTD
(Company Registration: 199507660Z)

CHANGE OF NAME AND ACQUISITION OF SHARES IN SUBSIDIARIES

The Board of Directors of Want Want Holdings Ltd ("the Company") wishes to make the following announcements:-

(A) CHANGE OF NAME FROM WEI TA LU (BEIJING) FOOD ENTERPRISE CO., LTD ("WTL") TO BEIJING SHANG-WANT FOODS LTD

Following the announcement made on 23 June 2005 on the acquisition of WTL and in accordance with the sale and purchase agreement between the Company and Lucky Focus International Limited Liability Company, the name of WTL has been changed to "Beijing Shang-Want Foods Ltd".

(B) ACQUISITION OF SHARES IN SUBSIDIARIES

The Company has acquired the remaining 1% equity held by Danehill Worldwide Limited in Nanjing Ming-Want Dairy Ltd ("NMWDL"), Nanjing Ming-Want Agricultural Eco Park Ltd ("NMWAEPL") and Ming-Want Worldwide Limited ("MWWL") at its original cost of investments of US$302,000. Total goodwill arising from the acquisitions was approximately US$5,000.

NMWDL, NMWAEPL and MWWL became wholly-owned subsidiaries of the Company following the Company's acquisition of the equity.

The above transactions are not expected to have any material impact on the net tangible assets or earnings per share of the Company for the financial year ending 31 December 2005. None of the Directors or substantial shareholders of the Company has any interest, direct or indirect, in the aforesaid transactions.

Submitted by Adams Lin Feng I, Group Vice President and Director on 13/10/05 to the SGX

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Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	WANT WANT HOLDINGS LTD
Company Registration No.	199507660Z
Announcement submitted on behalf of	WANT WANT HOLDINGS LTD
Announcement is submitted with respect to *	WANT WANT HOLDINGS LTD
Announcement is submitted by *	ADAMS LIN FENG I
Designation *	GROUP VICE PRESIDENT AND DIRECTOR
Date & Time of Broadcast	31-Oct-2005 17:27:12
Announcement No.	00045

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The details of the announcement start here ...

Announcement Title *	DATE OF RELEASE OF 3RD QUARTER 2005 RESULTS
Description	Want Want Holdings Ltd is pleased to announce that its Third Quarter 2005 results for period ended 30 September 2005 will be released on 14 November 2005. Further notice will be made should there be any change in date.
Attachments:	Total size = **0** (2048K size limit recommended)

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